UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2010
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2010

ITEM 1 — FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U. S. dollars, except share and per share amounts)

	Three Months Ended
	March 31,	March 31,
	2010	2009
	$	$

REVENUES	564,537	616,551

OPERATING EXPENSES
Voyage expenses	72,550	90,669
Vessel operating expenses (note 16)	154,535	152,760
Time-charter hire expense	70,913	136,828
Depreciation and amortization	108,230	106,553
General and administrative (note 16)	48,091	47,708
Loss on sale of vessels and equipment — net of write-downs (note 13)	760	958
Restructuring charge (note 3)	3,783	5,558

Total operating expenses	458,862	541,034

Income from vessel operations	105,675	75,517

OTHER ITEMS
Interest expense	(32,152)	(43,767)
Interest income	4,274	6,678
Realized and unrealized (loss) gain on non-designated derivative instruments (note 16)	(87,847)	46,822
Equity (loss) income from joint ventures (note 11b)	(2,666)	11,422
Foreign exchange gain (notes 8 and 16)	29,026	11,312
Loss on bond repurchase (note 8)	(12,108)	—
Other income (note 14)	2,422	2,658

Net income before income taxes	6,624	110,642
Income tax recovery (expense) (note 18)	7,307	(5,868)

Net income	13,931	104,774
Less: Net income attributable to non-controlling interests	(27,933)	(23,269)

Net (loss) income attributable to stockholders of Teekay Corporation	(14,002)	81,505

Per common share of Teekay Corporation (note 17)
• Basic (loss) earnings attributable to stockholders of Teekay Corporation	(0.19)	1.12
• Diluted (loss) earnings attributable to stockholders of Teekay Corporation	(0.19)	1.12
• Cash dividends declared	0.3163	0.3163
Weighted average number of common shares outstanding (note 17)
• Basic	72,788,591	72,516,193
• Diluted	72,788,591	72,745,781
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share and per share amounts)

	As at	As at
	March 31,	December 31,
	2010	2009
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	635,361	422,510
Restricted cash (note 9)	35,001	36,068
Accounts receivable, including non-trade of $36,007 (2009 — $19,521)	248,251	234,676
Vessels held for sale (note 13)	16,725	10,250
Net investment in direct financing leases (note 4)	27,661	27,210
Prepaid expenses	106,452	96,549
Current portion of derivative assets (note 16)	28,573	29,996
Other assets	6,977	7,119

Total current assets	1,105,001	864,378

Restricted cash — long-term (note 9)	573,256	579,243

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,760,671 (2009 — $1,673,380)	5,727,879	5,793,864
Vessels under capital leases, at cost, less accumulated amortization of $146,850 (2009 — $138,569) (note 9)	896,506	903,521
Advances on newbuilding contracts (notes 11a and 11b)	176,680	138,212

Total vessels and equipment	6,801,065	6,835,597

Net investment in direct financing leases — non-current (note 4)	482,855	485,202
Marketable securities	17,127	18,904
Loans to joint ventures, bearing interest between 4.4% to 6.5%	20,384	21,998
Derivative assets (note 16)	19,471	18,119
Deferred income tax asset (note 18)	6,765	6,516
Investment in joint ventures (note 11b)	137,422	139,790
Other non-current assets	131,902	130,624
Intangible assets — net (note 6)	206,437	213,870
Goodwill (note 6)	203,191	203,191

Total assets	9,704,876	9,517,432

LIABILITIES AND EQUITY
Current
Accounts payable	58,066	57,242
Accrued liabilities (note 16)	262,316	289,757
Current portion of derivative liabilities (note 16)	141,457	136,454
Current portion of long-term debt (note 8)	242,772	231,209
Current obligation under capital leases (note 9)	40,942	41,016
Current portion of in-process revenue contracts (note 6)	56,402	56,758
Loan from joint venture partners	130	1,294

Total current liabilities	802,085	813,730

Long-term debt, including amounts due to joint venture partners of $13,338 (2009 — $16,410) (note 8)	4,287,951	4,187,962
Long-term obligation under capital leases (note 9)	736,002	743,254
Derivative liabilities (note 16)	270,636	223,025
Deferred income tax liability (note 18)	2,927	11,628
Asset retirement obligation	21,172	22,092
In-process revenue contracts (note 6)	174,523	187,602
Other long-term liabilities	218,490	232,469

Total liabilities	6,513,786	6,421,762

Commitments and contingencies (notes 4, 9, 11 and 16)

Redeemable non-controlling interest (note 11d)	43,133	—

Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,943,838 shares outstanding (2009 — 72,694,345); 73,443,038 shares issued (2009 — 73,193,545)) (note 10)	668,155	656,193
Retained earnings	1,566,592	1,585,431
Non-controlling interest	918,642	855,580
Accumulated other comprehensive loss (note 15)	(5,432)	(1,534)

Total equity	3,147,957	3,095,670

Total liabilities and equity	9,704,876	9,517,432

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2010	2009
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	13,931	104,774
Non-cash items:
Depreciation and amortization	108,230	106,553
Amortization of in-process revenue contracts	(13,435)	(19,055)
Loss (gain) on sale of vessels and equipment	239	(118)
Write-down of intangible assets and other	—	1,076
Write-down of vessels and equipment	521	—
Loss on repurchase of bonds	12,108	—
Equity loss (income)	2,666	(11,442)
Income tax (recovery) expense	(7,307)	5,868
Employee stock option compensation	3,923	3,637
Foreign exchange gain and other	(23,884)	(26,541)
Unrealized loss (gain) on derivative instruments	49,763	(77,717)
Change in operating assets and liabilities (note 7)	(48,279)	58,261
Expenditures for drydocking	(3,695)	(8,464)

Net operating cash flow	94,781	136,832

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (note 8)	771,249	182,872
Debt issuance costs	(9,565)	(332)
Scheduled repayments of long-term debt	(38,413)	(47,500)
Prepayments of long-term debt	(609,928)	(261,250)
Repayments of capital lease obligations	(727)	(2,300)
Proceeds from loans from joint venture partner	591	1,188
Repayment of loans from joint venture partner	(1,164)	(1,257)
(Increase) decrease in restricted cash	(428)	6,734
Net proceeds from issuance of Teekay LNG Partners L.P. units	—	68,524
Net proceeds from issuance of Teekay Offshore Partners L.P. units (note 5)	94,114	—
Issuance of Common Stock upon exercise of stock options	1,974	1,885
Distribution from subsidiaries to non-controlling interests	(33,083)	(26,154)
Cash dividends paid	(22,999)	(22,928)

Net financing cash flow	151,621	(100,518)

INVESTING ACTIVITIES
Expenditures for vessels and equipment (note 7)	(44,696)	(171,303)
Proceeds from sale of vessels and equipment	10,045	83,405
Investment in joint ventures	(145)	88
Advances to joint ventures	651	273
Investment in direct financing lease assets	(4,199)	—
Direct financing lease payments received	4,827	5,596
Other investing activities	(34)	1,912

Net investing cash flow	(33,551)	(80,029)

Increase (decrease) in cash and cash equivalents	212,851	(43,715)
Cash and cash equivalents, beginning of the period	422,510	814,165

Cash and cash equivalents, end of the period	635,361	770,450

Supplemental cash flow information (note 7)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars)

	TOTAL EQUITY
		Common		Accumulated
	Thousands	Stock and		Other
	of Common	Additional		Comprehensive	Non-
	Shares	Paid-in	Retained	Income	controlling
	Outstanding	Capital	Earnings	(Loss)	Interest	Total
	#	$	$	$	$	$

Balance as at December 31, 2009	72,694	656,193	1,585,431	(1,534)	855,580	3,095,670

Net (loss) income			(14,002)		27,933	13,931
Other comprehensive income (loss):
Unrealized loss on marketable securities				(1,777)		(1,777)
Pension adjustments, net of taxes				349		349
Unrealized net loss on qualifying cash flow hedging instruments (note 16)				(3,265)	(675)	(3,940)
Realized net loss on qualifying cash flow hedging instruments (note 16)				795	218	1,013

Comprehensive income					27,476	9,576

Dividends declared			(23,003)		(33,083)	(56,086)
Reinvested dividends	2	4				4
Exercise of stock options and other	247	1,973				1,973
Employee stock option compensation and other (note 10)		9,985				9,985
Dilution gain on equity offering of Teekay Offshore (note 5)			23,342			23,342
Dilution loss on initiation of majority owned subsidiary (note 11d)			(5,176)		(2,256)	(7,432)
Addition of non-controlling interest from unit issuances and other					70,925	70,925

Balance as at March 31, 2010	72,943	668,155	1,566,592	(5,432)	918,642	3,147,957

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2010	2009
	$	$

Net income	13,931	104,774

Other comprehensive (loss) income:
Unrealized loss on marketable securities	(1,777)	(2,441)
Pension adjustments	349	437
Unrealized loss on qualifying cash flow hedging instruments	(3,940)	(117)
Realized loss on qualifying cash flow hedging instruments	1,013	12,744

Other comprehensive (loss) income	(4,355)	10,623

Comprehensive income	9,576	115,397
Less: Comprehensive income attributable to non-controlling interests	(27,476)	(25,226)

Comprehensive (loss) income attributable to stockholders of Teekay Corporation	(17,900)	90,171

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
1. Summary of Significant Accounting Policies
Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2009, included in the Company’s Annual Report on Form 20-F. In the opinion of management, these unaudited financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2010, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given the current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts.
Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, primarily relating to the reclassification of unrecognized tax benefits of $32.1 million at December 31, 2009 from accrued liabilities to other long-term liabilities in the consolidated balance sheets, and certain crew training expenses of $3.4 million for the three months ended March 31, 2009 from general and administrative expenses to vessel operating expenses in the consolidated statements of income (loss).
Adoption of New Accounting Pronouncements
In January 2010, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.
2. Segment Reporting
The Company has four operating segments: its shuttle tanker and floating storage and offtake (or FSO) segment (or Teekay Navion Shuttle Tankers and Offshore), its floating production, storage and offloading (or FPSO) segment (or Teekay Petrojarl), its liquefied gas segment (or Teekay Gas Services) and its conventional tanker segment (or Teekay Tanker Services). The Company’s shuttle tanker and FSO segment consists of shuttle tankers and FSO units. The Company’s FPSO segment consists of FPSO units and other vessels used to service its FPSO contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers. The Company’s conventional tanker segment consists of conventional crude oil and product tankers that are subject to: long-term, fixed-rate time-charter contracts; operate in the spot tanker market; or are subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments is the same as those used in the preparation of the Company’s consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The following tables present results for these segments for the three months ended March 31, 2010 and 2009:

	Shuttle
	Tanker and		Liquefied	Conventional
	FSO	FPSO	Gas	Tanker
Three months ended March 31, 2010	Segment	Segment	Segment	Segment	Total

Revenues (1)	162,069	125,877	62,534	214,057	564,537
Voyage expenses	29,303	—	(27)	43,274	72,550
Vessel operating expenses	43,321	47,965	11,370	51,879	154,535
Time-charter hire expense	25,038	—	—	45,875	70,913
Depreciation and amortization	30,559	23,748	15,527	38,396	108,230
General and administrative (2)	12,145	8,826	4,771	22,349	48,091
Loss on sale of vessels and equipment, net of write-downs	—	—	—	760	760
Restructuring charge	325	—	119	3,339	3,783

Income from vessel operations	21,378	45,338	30,774	8,185	105,675

Total assets of operating segments at March 31, 2010	1,700,867	1,201,301	2,836,617	2,844,239	8,583,024

	Shuttle
	Tanker and		Liquefied	Conventional
	FSO	FPSO	Gas	Tanker
Three months ended March 31, 2009	Segment	Segment	Segment	Segment	Total

Revenues	155,688	86,103	57,583	317,177	616,551
Voyage expenses	18,408	—	292	71,969	90,669
Vessel operating expenses	45,784	44,429	11,787	50,760	152,760
Time charter hire expense	32,178	—	—	104,650	136,828
Depreciation and amortization	29,252	25,779	14,598	36,924	106,553
General and administrative (2)	13,129	9,786	5,158	19,635	47,708
Loss on sale of vessels and equipment, net of write-downs	—	—	—	958	958
Restructuring charge	2,762	—	2,182	614	5,558

Income from vessel operations	14,175	6,109	23,566	31,667	75,517

Total assets of operating segments at March 31, 2009	1,696,664	1,309,747	2,910,847	2,879,882	8,797,140

(1)	FPSO segment includes $30 million in revenue related to operations in previous years as a result of executing a contract amendment during the three months ended March 31, 2010.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to amounts presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2010	December 31, 2009
	$	$
Total assets of all segments	8,583,024	8,640,315
Cash and restricted cash	635,361	422,510
Accounts receivable and other assets	486,491	454,607

Consolidated total assets	9,704,876	9,517,432

3. Restructuring Charge
During the three months ended March 31, 2010, the Company incurred $3.8 million of restructuring costs. The restructuring costs primarily relate to the reflagging of certain vessels, crew changes, and global staffing changes. At March 31, 2010 and December 31, 2009, $nil and $2.0 million, respectively, of restructuring liability were recorded in accrued liabilities on the consolidated balance sheet.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
4. Operating and Direct Financing Leases
Operating Lease Obligations
Teekay Tangguh Subsidiary
As at March 31, 2010, the Teekay Tangguh Subsidiary was a party to operating leases (or Head Leases) whereby it is the lessor and is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company. The Teekay Tangguh Subsidiary is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Subsidiary. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Subsidiary’s carrying amount of this tax indemnification is $10.7 million at March 31, 2010, and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Company. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2034. Although there is no maximum potential amount of future payments, the Teekay Tangguh Subsidiary may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Subsidiary will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for each of the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.
As at March 31, 2010, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

	Head Lease	Sublease
Year	Receipts(1)	Payments(1)
Remainder of 2010	$21,667	$18,804
2011	$28,875	$25,072
2012	$28,860	$25,072
2013	$28,843	$25,072
2014	$28,828	$25,072
Thereafter	$303,735	$357,387

Total	$440,808	$476,479

(1)	The Head Leases are fixed-rate operating leases while the Subleases are variable-rate operating leases.
Net Investment in Direct Financing Leases
The time-charters for two of the Company’s LNG carriers, one FSO unit and equipment that reduce volatile organic compound emissions (or VOC equipment) are accounted for as direct financing leases. The following table lists the components of the net investments in direct financing leases:

	March 31,	December 31,
	2010	2009
	$	$

Total minimum lease payments to be received	849,903	869,268
Estimated unguaranteed residual value of leased properties	203,465	203,465
Initial direct costs and other	1,933	1,134
Less unearned revenue	(544,785)	(561,455)

Total	510,516	512,412
Less current portion	27,661	27,210

Total	482,855	485,202

As at March 31, 2010, minimum lease payments to be received by the Company in each of the next five succeeding fiscal years are approximately $53.1 million (remainder of 2010), $68.2 million (2011), $62.0 million (2012), $49.5 million (2013) and $48.1 million (2014). The VOC equipment lease is scheduled to expire in 2014, the FSO contract is scheduled to expire in 2017, and the LNG time-charters are both scheduled to expire in 2029.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share data)
5. Equity Offerings by Subsidiaries
During March 2010, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) completed a public offering of 5.06 million common units (including 660,000 units issued upon the exercise of the underwriter’s overallotment option) at a price of $19.48 per unit, for total gross proceeds of $100.6 million (including the general partner’s $2.0 million proportionate capital contribution). As a result, the Company’s ownership of Teekay Offshore was reduced from 40.5% to 35.9% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and continues to consolidate this subsidiary. As a result of the offering, the Company recorded an increase to retained earnings of $23.3 million, which represents the Company’s dilution gain from the issuance of units in Teekay Offshore during the three months ended March 31, 2010.
See Note 20 to these unaudited consolidated financial statements for information relating to a follow-on public offering by the Company’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers) in April 2010.
6. Intangible Assets and In-Process Revenue Contracts
Intangible Assets

	Weighted-Average	Gross Carrying	Accumulated	Net Carrying
	Amortization Period	Amount	Amortization	Amount
	(Years)	$	$	$
As at March 31, 2010:
Contracts of affreightment	10.2	124,251	(90,134)	34,117
Time-charter contracts	16.0	230,668	(88,038)	142,630
Vessel purchase options	—	23,900	—	23,900
Other intangible assets	4.5	11,430	(5,640)	5,790

	12.9	390,249	(183,812)	206,437

As at December 31, 2009:
Contracts of affreightment	10.2	124,251	(88,015)	36,236
Time-charter contracts	16.0	231,221	(83,823)	147,398
Vessel purchase options	—	23,900	—	23,900
Other intangible assets	2.8	20,731	(14,395)	6,336

	12.6	400,103	(186,233)	213,870

Aggregate amortization expense of intangible assets for the three months ended March 31, 2010, was $7.2 million (2009 — $8.5 million), which is included in depreciation and amortization. Amortization of intangible assets for the next five fiscal years is expected to be $18.7 million (remainder of 2010), $23.2 million (2011), $31.4 million (2012), $14.2 million (2013), $13.2 million (2014) and $105.7 million (thereafter).
In-Process Revenue Contracts
As part of the Company’s previous acquisitions of Petrojarl ASA (subsequently renamed Teekay Petrojarl AS, or Teekay Petrojarl) and OMI Corporation (or OMI), the Company assumed certain FPSO service contracts and time charter-out contracts with terms that were less favorable than the then prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the remaining terms of the contracts on a weighted basis based on the projected revenue to be earned under the contracts.
Amortization of in-process revenue contracts for the three months ended March 31, 2010 was $13.4 million (2009 — $19.1 million), which is included in revenues on the consolidated statements of income (loss). Amortization for the next five years is expected to be $34.2 million (remainder of 2010), $43.3 million (2011), $41.0 million (2012) and $37.6 million (2013), $26.3 million (2014) and $48.5 million (thereafter).
7. Supplemental Cash Flow Information
The changes in operating assets and liabilities for the three months ended March 31, 2010 and 2009 are as follows:

	Three Months Ended March 31,
	2010	2009
	$	$

Accounts receivable	(13,575)	103,119
Prepaid expenses and other assets	(9,761)	15,034
Accounts payable	824	(5,934)
Accrued and other liabilities	(25,767)	(53,958)

	(48,279)	58,261

During the three months ended March 31, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a 67% owned subsidiary in exchange for an equity interest of the subsidiary as described in Note 11(d) to these unaudited consolidated financial statements. This contribution has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
8. Long-Term Debt

	March 31, 2010	December 31, 2009
	$	$

Revolving Credit Facilities	1,958,314	1,975,360
Senior Notes (8.875%) due July 15, 2011	25,551	177,004
Senior Notes (8.5%) due January 15, 2020	446,363	—
USD-denominated Term Loans due through 2022	1,701,081	1,837,980
Euro-denominated Term Loans due through 2023	386,076	412,417
USD-denominated Unsecured Demand Loan due to Joint Venture Partners	13,338	16,410

	4,530,723	4,419,171
Less current portion	242,772	231,209

	4,287,951	4,187,962

As of March 31, 2010, the Company had fourteen long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $3.5 billion, of which $1.5 billion was undrawn. Interest payments are based on LIBOR plus margins; at March 31, 2010, the margins ranged between 0.45% and 3.25% (2009 — 0.45% and 3.25%). At March 31, 2010 and December 31, 2009, the three-month LIBOR was 0.29% and 0.25%, respectively. The total amount available under the Revolvers reduces by $186.7 million (remainder of 2010), $239.2 million (2011), $349.2 million (2012), $756.1 million (2013), $770.4 million (2014) and $1.2 billion (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 63 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.
In January 2010, the Company completed a public offering of $450 million senior unsecured notes due January 15, 2020 (or the 8.5% Notes). The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $8.6 million, which is recorded in other non-current assets in the consolidated balance sheet, and is amortized over the term of the senior unsecured notes. The 8.5% Notes and the 8.875% senior unsecured notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.5% Notes and 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the three months ended March 31, 2010, the Company repurchased a principal amount of $151.1 million (2009 — $17.4 million) of the 8.875% Notes, using a portion of the proceeds of the 8.5% Notes offering, and recognized a loss on repurchase of $12.1 million.
The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest) discounted to the redemption date on a semi-annual basis, plus 50 basis points, plus accrued and unpaid interest to the redemption date. In addition, at any time or from time to time prior to January 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 8.5% Notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 108.5% of the principal amount of the 8.5% Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date; provided certain conditions are met.
As of March 31, 2010, the Company had fifteen U.S. Dollar-denominated term loans outstanding, which totaled $1.7 billion (2009 — $1.8 billion). Certain of the term loans with a total outstanding principal balance of $477.4 million, as at March 31, 2010 (December 31, 2009 — $480.1 million) bear interest at a weighted-average fixed rate of 5.2% (December 31, 2009 — 5.2%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At March 31, 2010, the margins ranged between 0.3% and 3.25% (December 31, 2009 — 0.3% and 3.25%). At March 31, 2010 and December 31, 2009, the three-month LIBOR was 0.29% and 0.25%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and fourteen of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 30 (December 31, 2009 — 30) of the Company’s vessels, together with certain other security. In addition, at March 31, 2010, all but $131.8 million (December 31, 2009 — $134.3 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.
The Company has two Euro-denominated term loans outstanding, which, as at March 31, 2010, totaled 285.8 million Euros ($386.1 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At March 31, 2010 and December 31, 2009, the margins ranged between 0.6% and 0.66% and the one-month EURIBOR at March 31, 2010, was 0.40% (December 31, 2009 — 0.45%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.
Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized an unrealized foreign exchange gain of $29.0 million during the three months ended March 31, 2010 (2009 — $11.3 million gain).
The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at March 31, 2010, totaled $13.3 million, including accrued interest. Interest payments on the loan, which is based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The weighted-average effective interest rate on the Company’s long-term aggregate debt as at March 31, 2010, was 2.3% (December 31, 2009 — 2.0%). This rate does not reflect the effect of the Company’s interest rate swaps (see Note 16).
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained. As at March 31, 2010 and December 31, 2009, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at March 31, 2010, this amount was $230.9 million (December 31, 2009 — $230.3 million).
The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to March 31, 2010, are $205.5 million (remainder of 2010), $340.2 million (2011), $489.9 million (2012), $457.2 million (2013), $876.9 million (2014) and $2.2 billion (thereafter).
As at March 31, 2010, the Company was in compliance with all covenants related to the credit facilities and long-term debt.
9. Capital Lease Obligations and Restricted Cash
Capital Lease Obligations

	March 31,	December 31,
	2010	2009
	$	$

RasGas II LNG Carriers	470,284	470,138
Spanish-Flagged LNG Carrier	113,961	119,068
Suezmax Tankers	192,699	195,064

Total	776,944	784,270
Less current portion	40,942	41,016

Total	736,002	743,254

RasGas II LNG Carriers. As at March 31, 2010, the Company was a party, as lessee, to 30-year capital lease arrangements for the three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carrier capital leases include the non-controlling interest’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. At inception of the leases the Company’s best estimate of the fair value of the guarantee liability was $18.6 million. The Company’s carrying amount of the remaining tax indemnification guarantee is $9.2 million and is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
During 2008, the Company agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three RasGas II LNG Carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the leases, with a carrying value of $7.8 million as at March 31, 2010. This amount is included as part of other long-term liabilities in the Company’s consolidated balance sheets.
The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2042. Although there is no maximum potential amount of future payments, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at March 31, 2010, the commitments under these capital leases approximated $1.0 billion, including imputed interest of $0.6 billion, repayable as follows:

Year	Commitment
Remainder of 2010	$18,000
2011	$24,000
2012	$24,000
2013	$24,000
2014	$24,000
Thereafter	$929,000

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Spanish-Flagged LNG Carrier. As at March 31, 2010, the Company was a party, as lessee, to a capital lease on one Spanish-flagged LNG carrier, which is structured as a “Spanish tax lease.” Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in December 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at March 31, 2010, the commitments under this capital lease, including the purchase obligation, approximated 91.7 million Euros ($124.0 million), including imputed interest of 7.4 million Euros ($10.0 million), repayable as follows:

Year	Commitment

Remainder of 2010	26,900 Euros ($36,400)
2011	64,800 Euros ($87,600)
Suezmax Tankers. As at March 31, 2010, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for fixed prices as well as assuming the existing vessel financing subject to the lenders consent. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at March 31, 2010, the remaining commitments under these capital leases, including the purchase obligations, approximated $215.6 million, including imputed interest of $22.9 million, repayable as follows:

Year	Commitment

Remainder of 2010	$17,700
2011	$197,900
The Company’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
FPSO Units. As at March 31, 2010, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, prior to being acquired by Teekay, Teekay Petrojarl legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Teekay Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.
The Defeased Rental Payments for the Petrojarl Foinaven were based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. For accounting purposes, this contract feature is an embedded derivative, and has been separated from the host contract and is separately accounted for as a derivative instrument.
As is typical for these types of leasing arrangements, the Company has indemnified the lessors of the Petrojarl Foinaven for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.
Restricted Cash
Under the terms of the capital leases for the RasGas II LNG Carriers and the Spanish-Flagged LNG Carrier described above, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-Flagged LNG Carrier at the end of the lease period, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8).
As at March 31, 2010 and December 31, 2009, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $478.6 million and $479.4 million, respectively. As at March 31, 2010 and December 31, 2009, the weighted-average interest rates earned on the deposits were 0.3% and 0.4%, respectively.
As at March 31, 2010 and December 31, 2009, the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 85.4 million Euros ($115.4 million) and 84.3 million Euros ($120.8 million), respectively. As at March 31, 2010 and December 31, 2009, the weighted-average interest rate earned on these deposits was 5.0%.
The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which totaled $14.3 million and $15.1 million as at March 31, 2010 and December 31, 2009, respectively.
10. Capital Stock
The authorized capital stock of Teekay at March 31, 2010 and December 31, 2009, was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During the three months ended March 31, 2010, the Company issued 0.2 million common shares upon the exercise of stock options, and had no share repurchases. As at March 31, 2010, Teekay had 73,443,038 shares of Common Stock (December 31, 2009 — 73,193,545) and no shares of Preferred Stock issued. As at March 31, 2010, Teekay had 72,943,838 shares of Common Stock outstanding (December 31, 2009 — 72,694,345).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market, subject to cancellation upon approval by the Board of Directors. As at March 31, 2010, Teekay had not repurchased any shares of Common Stock pursuant to such authorizations. The total remaining share repurchase authorization at March 31, 2010, was $200 million.
The Company grants restricted stock units to certain eligible officers, employees and directors of the Company. Each restricted stock unit is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over two or three years from the grant date. Upon vesting, the value of the restricted stock unit is paid to each grantee in the form of shares.
During March 2010, the Company granted 733,167 stock options at a weighted average exercise price of $24.42 per share, 263,620 restricted stock units with a total fair value of $6.4 million, 87,054 performance shares with a total fair value of $2.1 million and 27,028 shares of restricted stock awards with a total fair value of $0.7 million, based on the quoted market price, to certain of the Company’s employees and directors.
The weighted-average grant-date fair value of options granted during March 2010 was $8.16 per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 52.7%; expected life of four years; dividend yield of 3.3%; risk-free interest rate of 2.6%; and estimated forfeiture rate of 9.8%. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.
During the three months ended March 31, 2010, the Company issued 0.2 million common shares for $2.0 million on exercise of stock options and recorded stock option compensation expense of $4.0 million, which increased additional paid-in capital by a total of $6.0 million. In addition, the Company modified its settlement terms for restricted stock units during the three months ended March 31, 2010, which decreased accrued liabilities by $4.0 million, decreased other long-term liabilities by $2.0 million, and increased additional paid-in capital by a total of $6.0 million. For the same period in 2009, the Company issued nominal number of common shares for $0.1 million on exercise of stock options and recorded stock option compensation expense of $3.5 million, which increased additional paid-in capital by a total amount of $3.6 million.
11. Commitments and Contingencies
a) Vessels Under Construction
As at March 31, 2010, the Company was committed to the construction of three LPG carriers and four shuttle tankers scheduled for delivery between June 2010 and July 2011, at a total cost of approximately $586.8 million, excluding capitalized interest. As at March 31, 2010, payments made towards these commitments totaled $158.1 million (excluding $18.8 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for $428.7 million of the unpaid cost of these vessels. As at March 31, 2010, the remaining payments required to be made under these newbuilding contracts were $247.5 million (remainder of 2010), and $181.2 million (2011).
b) Joint Ventures
The Company has a 33% interest in a joint venture that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the joint venture are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the joint venture, respectively. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $906.0 million (of which the Company’s 33% portion is $299.0 million), excluding capitalized interest. As at March 31, 2010, payments made towards these commitments by the joint venture company totaled $181.2 million (of which the Company’s 33% contribution was $59.8 million and is included in investment in joint ventures in the consolidated balance sheets), excluding capitalized interest and other miscellaneous construction costs. As at March 31, 2010, the remaining payments required to be made under these contracts were $113.2 million (remainder of 2010), $475.6 million (2011) and $135.9 million (2012), of which the Company’s share is 33% of these amounts. In accordance with existing agreements, the Company is required to offer to its subsidiary Teekay LNG Partners L.P. (or Teekay LNG) its 33% interest in these vessels and related charter contracts, no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. The Company has also provided certain guarantees in relation to the performance of the joint venture company.
For the three months ended March 31, 2010, the Company recorded equity (loss) income of $(2.7) million (2009 — $11.4 million income). This amount is included in equity (loss) income from joint ventures in the consolidated statements of income (loss). The income or loss was primarily comprised of the Company’s share of the Angola LNG Project net income (loss) and the operations of the Company’s 40% interest in four RasGas 3 LNG Carriers. For the three months ended March 31, 2010, $6.1 million of the equity loss relates to the Company’s share of unrealized loss on interest rate swaps (2009 — gain of $8.5 million).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
c) Legal Proceedings and Claims
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.
d) Redeemable Non-Controlling Interest
During the three months ended March 31, 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest of the subsidiary. The equity issuance resulted in a dilution loss of $7.4 million. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value.
e) Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
12. Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other non-financial assets.
Cash and cash equivalents, restricted cash and marketable securities — The fair value of the Company’s cash and cash equivalents approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Vessels held for sale — The fair value of the Company’s vessels held for sale is based on selling prices of similar vessels and approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Loans to and loans from joint ventures and joint venture partners — The fair value of the Company’s loans to and loans from joint ventures and joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Long-term debt — The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses, based on current rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.
Derivative instruments — The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, foreign exchange rates, and the current credit worthiness of both the Company and the derivative counterparties. For the Foinaven embedded derivative, the calculation of the fair value takes into account the fixed rate in the contract, current interest rates and foreign exchange rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.
The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
The estimated fair value of the Company’s financial instruments and other non-financial assets and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

		March 31, 2010		December 31, 2009
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level(1)	$	$	$	$

Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,260,745	1,260,745	1,056,725	1,056,725
Vessels held for sale		16,725	17,300	10,250	10,250
Loans to joint ventures		20,384	20,384	21,998	21,998
Loans from joint venture partners		(130)	(130)	(1,294)	(1,294)
Long-term debt		(4,530,723)	(4,208,555)	(4,419,171)	(4,055,367)
Derivative instruments (note 16) (2)
Interest rate swap agreements (3)	Level 2	(432,682)	(432,682)	(378,407)	(378,407)
Interest rate swap agreements (3)	Level 2	40,145	40,145	36,744	36,744
Foreign currency contracts	Level 2	1,311	1,311	10,461	10,461
Bunker fuel swap contracts	Level 2	501	501	612	612
Forward freight agreements	Level 2	2,752	2,752	(504)	(504)
Foinaven embedded derivative	Level 2	(9,680)	(9,680)	(8,769)	(8,769)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)	The Company transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

(3)	The fair value of the Company’s interest rate swap agreements includes $33.6 million of net accrued interest which is recorded in accrued liabilities on the consolidated balance sheet.
The Company has determined that other than vessels held for sale at December 31, 2009, there are no other non-financial assets or non-financial liabilities carried at fair value at March 31, 2010 and December 31, 2009. See Note 13 to these unaudited consolidated financial statements.
13. Vessel Sales
During February 2010, the Company sold a 1992-built Aframax tanker, which was presented on the December 31, 2009 consolidated balance sheet as vessel held for sale. The vessel was part of the Company’s conventional tanker segment. The Company realized a loss of $0.2 million as a result of this vessel sale.
In late March, 2010, the Company executed an agreement to sell a 1995-built Aframax tanker for $17.3 million. On April 19, 2010, the terms and conditions of the agreement had been met and the vessel was delivered to the buyer. The vessel is presented on the March 31, 2010 consolidated balance sheet as vessel held for sale, and is recorded at carrying value. The vessel was part of the Company’s conventional tanker segment. The Company realized a gain of $0.3 million as a result of this vessel sale which will be recorded in the second quarter of 2010.
14. Other Income

	Three Months Ended March 31,
	2010	2009
	$	$
Volatile organic compound emission plant lease income	1,430	1,894
Miscellaneous income	992	764

Other income	2,422	2,658

15. Accumulated Other Comprehensive Loss
As at March 31, 2010 and December 31, 2009, the Company’s accumulated other comprehensive loss consisted of the following components:

	March 31,	December 31,
	2010	2009
	$	$
Unrealized gain on qualifying cash flow hedging instruments	454	2,923
Pension adjustments, net of tax recoveries	(9,946)	(10,294)
Unrealized gain on marketable securities	4,060	5,837

	(5,432)	(1,534)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
16. Derivative Instruments and Hedging Activities
The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.
Foreign Exchange Risk
The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.
As at March 31, 2010, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount
	Contract Amount		of Asset / (Liability)		Expected Maturity
	In Foreign	Average			Remainder of
	Currency	Forward	Hedge	Non-Hedge	2010	2011	2012
	(millions)	Rate(1)	(in millions of U.S. Dollars)		(in millions of U.S. Dollars)
Norwegian Kroner	1,307.0	6.12	$4.1	$(0.4)	$121.8	$73.6	$18.1
Euro	62.8	0.71	(1.5)	(2.1)	49.0	33.5	5.9
Canadian Dollar	42.5	1.10	3.2	—	31.9	6.7	—
British Pounds	43.3	0.64	(1.8)	(0.2)	39.6	24.0	4.1

			$4.0	$(2.7)	$242.3	$137.8	$28.1

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Interest Rate Risk
The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated its interest rate swaps as cash flow hedges for accounting purposes.
As at March 31, 2010, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value /	Weighted-
			Carrying Amount	Average	Fixed
	Interest	Principal	of Asset /	Remaining	Interest
	Rate	Amount	(Liability)(1)	Term	Rate
	Index	$	$	(Years)	(%)(2)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	450,271	(40,717)	26.8	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	3,422,307	(351,498)	9.4	4.7
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	200,000	(21,296)	20.0	5.7
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	473,104	40,145	26.8	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (5) (6)	EURIBOR	386,076	(19,171)	14.2	3.8

(1)	The fair value of the Company’s interest rate swap agreements includes $33.6 million of accrued interest which is recorded in accrued liabilities on the consolidated balance sheet.

(2)	Excludes the margins the Company pays on its variable-rate debt, which at of March 31, 2010 ranged from 0.30% to 3.25%.

(3)	Principal amount reduces quarterly.

(4)	Inception dates of swaps in 2011 ($200.0 million).

(5)	Principal amount reduces monthly to 70.1 million Euros ($94.7 million) by the maturity dates of the swap agreements.

(6)	Principal amount is the U.S. Dollar equivalent of 285.8 million Euros.
Spot Tanker Market Risk
In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time the Company has entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce the Company’s exposure to spot tanker market rates. As at March 31, 2010, the FFAs had an aggregate notional value of $35.2 million, which is an aggregate of both long and short positions. The FFAs expire between April 2010 and December 2010. The Company has not designated these contracts as cash flow hedges for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Commodity Price Risk
The Company enters into bunker fuel swap contracts relating to a portion of its bunker fuel expenditures. The Company has not designated its bunker fuel swap contracts as cash flow hedges for accounting purposes. As at March 31, 2010, the Company was committed to contracts totalling 40,905 metric tonnes with a weighted-average price of $455.65 per tonne. These bunker fuel swap contracts expire between April 2010 and December 2010. As at December 31, 2009, the Company was committed to contracts totalling 23,400 metric tonnes with a weighted-average price of $439.23 per tonne.
Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current			Current
	Portion of			Portion of
	Derivative	Derivative	Accrued	Derivative	Derivative
	Assets	Assets	Liabilities	Liabilities	Liabilities

As at March 31, 2010:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	7,862	34	—	(3,141)	(801)
Derivative not designated as a cash flow hedge:
Foreign currency contracts	642	44	—	(2,618)	(712)
Interest rate swaps	16,816	19,393	(33,567)	(135,698)	(259,443)
Forward freight agreements	2,752	—	—	—	—
Bunker fuel swap contracts	501	—	—	—	—
Foinaven embedded derivative	—	—	—	—	(9,680)

	28,573	19,471	(33,567)	(141,457)	(270,636)

As at December 31, 2009:
Derivatives designated as a cash flow hedge:
Foreign currency contracts	11,697	250	—	(2,021)	(71)
Derivative not designated as a cash flow hedge:
Foreign currency contracts	1,351	174	—	(705)	(214)
Interest rate swaps	16,336	17,695	(28,499)	(133,224)	(213,971)
Forward freight agreements	—	—	—	(504)	—
Bunker fuel swap contracts	612	—	—	—	—
Foinaven embedded derivative	—	—	—	—	(8,769)

	29,996	18,119	(28,499)	(136,454)	(223,025)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency contracts designated and qualifying as cash flow hedges that was recognized in (1) other accumulated comprehensive income (or AOCI), (2) recorded in accumulated other comprehensive income (loss) during the term of the hedging relationship and reclassified to earnings, and (3) the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended March 31, 2010				Three Months Ended March 31, 2009
Balance				Balance
Sheet				Sheet
(AOCI)	Statement of Income (Loss)			(AOCI)	Statement of Income (Loss)
Effective	Effective	Ineffective		Effective	Effective	Ineffective
Portion	Portion	Portion		Portion	Portion	Portion
(3,940)	(374)	(2,082)	Vessel operating expenses	(117)	(8,454)	(223)	Vessel operating expenses
	(639)	(892)	General and administrative expenses		(4,290)	1,998	General and administrative expenses

(3,940)	(1,013)	(2,974)		(117)	(12,744)	1,775

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of income (loss). The effect of the (loss) gain on derivatives not designated as hedging instruments in the statements of income (loss) is as follows:

	Three Months Ended	Three Months Ended
	March 31, 2010	March 31, 2009
	$	$
Foreign currency contracts	(3,540)	1,254
Interest rate swaps	(84,392)	41,665
Forward freight agreements and bunker fuel swap contracts	996	5,405
Foinaven embedded derivative	(911)	(1,502)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(87,847)	46,822

As at March 31, 2010, the Company’s accumulated other comprehensive loss included $0.5 million of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at March 31, 2010, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $1.3 million of net gains on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months.
The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts, interest rate swap agreements, FFAs and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
17. (Loss) Earnings Per Share

	Three Months Ended March 31,
	2010	2009
	$	$

Net (loss) income attributable to stockholders’ of Teekay Corporation	(14,002)	81,505

Weighted average number of common shares	72,788,591	72,516,193
Dilutive effect of stock based compensation	—	229,588

Common stock and common stock equivalents	72,788,591	72,745,781

(Loss) earnings per common share:
- Basic	(0.19)	1.12
- Diluted	(0.19)	1.12
For the three months ended March 31, 2010, the anti-dilutive effect attributable to outstanding stock-based compensation was 5.3 million shares. For the three months ended March 31, 2009, the anti-dilutive effect of 4.6 million shares attributable to outstanding stock options was excluded from the calculations of diluted earnings per share.
18. Income Tax Recovery (Expense)
The legal jurisdictions in which Teekay and several of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. However, among others, the Company’s Australian ship-owing subsidiaries and its Norwegian subsidiaries are subject to income taxes.
The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended March 31,
	2010	2009
	$	$
Current	(1,643)	(1,255)
Deferred	8,950	(4,613)

Income tax recovery (expense)	7,307	(5,868)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
19. Accounting Pronouncements Not Yet Adopted
In September 2009, the FASB issued an amendment to FASB ASC 605 Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011, although earlier adoption is allowed. The Company is currently assessing the potential impact, if any, of adoption of this standard on its consolidated financial statements.
20. Subsequent Events
In April 2010, Teekay Tankers completed a follow-on public offering of 7.7 million common shares of its Class A Common Stock at a price of $12.25 per share, for gross proceeds of $94.3 million. The underwriters exercised their overallotment option in part to purchase an additional 1,079,500 Class A common shares, providing additional gross proceeds of $13.2 million. As a result, the Company’s ownership of Teekay Tankers has been reduced from 42.2% to 37.1%. Teekay maintains voting control of Teekay Tankers through its ownership of shares of Teekay Tankers’ Class A and Class B common stock and continues to consolidate the subsidiary.

TEEKAY CORPORATION AND SUBSIDIARIES
MARCH 31, 2010
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
Teekay Corporation (Teekay or the Company) is a leading provider of international crude oil and gas marine transportation services and also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. Over the past decade, we have undergone a major transformation from being primarily an owner of ships in the cyclical spot tanker business to being a growth-oriented asset manager in the “Marine Midstream” sector. This transformation has included the expansion into the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors through our publicly-listed subsidiary Teekay LNG Partners L.P. (Teekay LNG), further growth of our operations in the offshore production, storage and transportation sector through our publicly-listed subsidiary Teekay Offshore Partners L.P. (Teekay Offshore) and through Teekay Petrojarl AS (Teekay Petrojarl), and expansion of our conventional tanker business through our publicly-listed subsidiary Teekay Tankers Ltd. (Teekay Tankers). With a fleet of over 150 vessels, offices in 16 countries and approximately 6,300 seagoing and shore-based employees, Teekay provides comprehensive marine services to the world’s leading oil and gas companies, helping them link their upstream energy production to their downstream processing operations. Our goal is to create the industry’s leading asset management company focused on the Marine Midstream space.
SIGNIFICANT DEVELOPMENTS IN 2010
Public Offering of $450 Million Senior Unsecured Notes
In January 2010, we completed a public offering of $450 million senior unsecured notes due 2020, which bear interest at a rate of 8.5% per year. We used a portion of the offering proceeds to repurchase the majority of our outstanding 8.875% senior notes due 2011, and the remainder to repay amounts outstanding under a term loan and a portion of outstanding debt under one of our revolving credit facilities. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.
Sale of Vessels to Teekay LNG
During March 2010, Teekay LNG acquired from us two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit, and one 2007-built Handymax product tanker, the Alexander Spirit, for a total purchase price of $160 million. Teekay LNG financed the purchase by assuming $126 million of existing debt related to two of the vessels and borrowing under one of its revolving credit facilities for the remainder. In addition, Teekay LNG acquired approximately $15 million of working capital in exchange for a short-term vendor loan from us. The Bermuda Spirit and the Hamilton Spirit are currently operating under 12-year fixed-rate contracts to Centrofin, an international owner of 28 vessels, and the Alexander Spirit is currently employed on a 10-year fixed-rate contract to Caltex Australia Petroleum Pty Ltd.
Public Offering by Teekay Offshore Partners L.P.
During March 2010, Teekay Offshore completed a public offering of 4.4 million common units at a price of $19.48 per unit, for gross proceeds of $87.5 million (including the general partner’s $1.7 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 660,000 units on March 22, 2010, providing additional gross proceeds of $13.1 million (including the general partner’s $0.3 million proportionate capital contribution). Teekay Offshore used the total net proceeds from the offering to repay the vendor financing of $60.0 million we provided for the acquisition from us of the floating production, storage and offloading (or FPSO) unit, the Petrojarl Varg and to finance a portion of the April 2010 acquisition from us of the floating storage and offtake (or FSO) unit, the Falcon Spirit, for $45.0 million. As a result of the above transactions, our ownership of Teekay Offshore was reduced from 40.5% to 35.9% (including our 2% general partner interest). We maintained control of Teekay Offshore by virtue of our control of the general partner and continue to consolidate this subsidiary.
Public Offering by and Sale of Vessels to Teekay Tankers Ltd.
During April 2010, Teekay Tankers completed a public offering of 7.7 million common shares of its Class A Common Stock at a price of $12.25 per share, for gross proceeds of $94.3 million. The underwriters partially exercised their overallotment option and purchased an additional 1,079,500 common shares, for an additional gross proceeds of $13.2 million. In connection with an existing agreement, Teekay agreed to offer to Teekay Tankers by June 18, 2010 the opportunity to purchase an additional Suezmax-class oil tanker at fair market value. Teekay Tankers used the total net proceeds from the offering to acquire from us for a total purchase price of $168.7 million the following three vessels: the Suezmax tanker, the Yamuna Spirit, the Suezmax tanker, the Kaveri Spirit, and the Aframax tanker, the Helga Spirit. As part of the purchase price for these vessels, Teekay Tankers issued to us 2.6 million of unregistered common shares equal to the public offering price of $12.25. As a result of these transactions, including the underwriters’ exercise of the over-allotment option, we hold a 37.1% ownership interest in Teekay Tankers. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and continue to consolidate this subsidiary.
Foinaven FPSO Contract Amendment
In March 2010, we signed an agreement with the operator of the Foinaven FPSO unit and Foinaven co-venturers to amend the operating contract for the FPSO unit, which also includes transportation services provided by two shuttle tankers. The amended contract provides for operating services for the Foinaven field until at least 2021 and includes operating performance incentives that may increase the revenue generated by the Foinaven FPSO unit.
The amended contract, which applied from January 1, 2010, is comprised of the following components: a daily rate, part of which is earned based on agreed operating performance incentives (adjusted annually based on industry indices); a production tariff based on the volume of oil produced; and a supplemental tariff based on both the volume of oil produced and the annual average Brent Crude Oil price. Based on current values and prices, we expect that the Foinaven FPSO unit would generate incremental operating cash flow and net income of approximately $30 million to $40 million per annum over the anticipated life of the contract period.

Under the amended contract, we will also receive payments of approximately $60 million relating to the Foinaven FPSO unit’s operations in previous years. The first installment of approximately $30 million was paid in April 2010 and the balance is expected to be payable in the third quarter of 2010. We recognized approximately $30 million in revenue in the first quarter of 2010 in conjunction with the signing of the amended agreement, and we expect the second $30 million will be recognized in revenue during the second or third quarter of 2010 upon the completion of certain conditions.
OTHER SIGNIFICANT PROJECTS
Angola LNG Project
We have a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charter contract was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., have 34% and 33% interests in the consortium, respectively. In accordance with existing agreements, we are required to offer to Teekay LNG our 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. Please read Item 1 — Financial Statements: Note 11(b) — Commitments and Contingencies — Joint Ventures.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations. In addition, you should consider certain factors when evaluating our historical financial performance and assessing our future prospects. These items can be found in Item 5 — “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009.
In accordance with generally accepted accounting principles in the United States (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.
We manage our business and analyze and report our results of operations on the basis of four segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker segment and the spot tanker segment. Please read Item 1 — Financial Statements: Note 2 — Segment Reporting.
Shuttle Tanker and FSO Segment
Our shuttle tanker and FSO segment (which includes our Teekay Navion Shuttle Tankers and Offshore business unit) includes our shuttle tankers and FSO units. The shuttle tanker and FSO segment had four shuttle tankers under construction as at March 31, 2010. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies — Vessels Under Construction. We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot market from time to time.
The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Three Months Ended
	March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	162,069	155,688	4.1
Voyage expenses	29,303	18,408	59.2

Net revenues	132,766	137,280	(3.3)
Vessel operating expenses	43,321	45,784	(5.4)
Time-charter hire expense	25,038	32,178	(22.2)
Depreciation and amortization	30,559	29,252	4.5
General and administrative (1)	12,145	13,129	(7.5)
Restructuring charge	325	2,762	(88.2)

Income from vessel operations	21,378	14,175	50.8

Calendar-Ship-Days
Owned Vessels	2,790	2,610	6.9
Chartered-in Vessels	676	930	(27.4)

Total	3,466	3,540	(2.1)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in) decreased for the three months ended March 31, 2010, compared to the same period last year, primarily due to a decline in the number of chartered-in shuttle tankers.
Net Revenues. Net revenues decreased for the three months ended March 31, 2010 compared to the same period last year, primarily due to:
•
a decrease of $4.8 million due to fewer revenue days from shuttle tankers servicing contracts of affreightment and fewer project days, and lower spot rates earned in the conventional spot market, compared to the same period last year;

•	a decrease of $3.3 million due to the completion of a time-charter agreement in June 2009; and
•	a decrease of $2.3 million due to declining oil production at mature oil fields in the North Sea that are serviced by certain shuttle tankers on contracts of affreightment;
partially offset by
•	an increase of $2.6 million due to increased rates on certain contracts of affreightment and bareboat and time-charter contracts;
•	an increase of $2.0 million in FSO revenue due to favorable exchange rates;
•	an increase of $0.9 million on the Navion Saga due to a one-time reimbursement from customers for certain crewing costs; and
•	an increase of $0.8 million for the three months ended March 31, 2010, due to a decline in non-reimbursable bunker costs as compared to the same period last year.
Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•
a decrease of $3.5 million relating to the net realized and unrealized changes in fair value of our foreign currency forward contracts that are or have been designated as hedges for accounting purposes; and

•	a decrease of $2.3 million due to a decrease in costs related to services, spares and consumables during the three months ended March 31, 2010 compared to the same period last year;
partially offset by
•	an increase of $1.2 million due to weakening of the U.S. Dollar against the Australian Dollar;
•	an increase of $1.2 million in crew training costs; and
•	an increase of $0.9 million due to the acquisition of a shuttle tanker in February 2010.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	a decrease of $7.3 million from the redelivery of in-chartered vessels to their owners; and
•	a decrease of $1.4 million due to the acquisition of one previously in-chartered vessel in February 2010;
partially offset by
•	an increase of $1.7 million due to increased spot in-charter activity for the three months ended March 31, 2010 compared to the same period last year.
Depreciation and Amortization. Depreciation and amortization expense increased for the three months ended March 31, 2010, compared to the same period last year, primarily due to increased drydockings incurred in the latter half of 2009 and the acquisition of one previously in-chartered vessel in February 2010.
Restructuring Charges. During the three months ended March 31, 2010, we incurred restructuring charges of $0.3 million, primarily relating to costs incurred for the reflagging of certain vessels.
FPSO Segment
Our FPSO segment (which includes our Teekay Petrojarl business unit) includes our FPSO units and other vessels used to service our FPSO contracts. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts, contracts of affreightment or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment:

	Three Months Ended
	March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	125,877	86,103	46.2
Vessel operating expenses	47,965	44,429	8.0
Depreciation and amortization	23,748	25,779	(7.9)
General and administrative (1)	8,826	9,786	(9.8)

Income from vessel operations	45,338	6,109	642.2

Calendar-Ship-Days
Owned Vessels	720	810	(11.1)

Total	720	810	(11.1)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The average fleet size of our FPSO segment (including vessels chartered-in) decreased for the three months ended March 31, 2010, compared to the same period last year. This was the result of one shuttle tanker that was converted to a FSO unit and transferred to the shuttle tanker and FSO segment in the fourth quarter of 2009.
Revenues. Revenues increased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	an increase of $30.0 million for the first installment from the amended operating contract for our Foinaven FPSO unit related to operations in previous years, as discussed above;
•	an increase of $6.5 million from increased daily rates, tariff and incentive payments;
•	an increase of $3.8 million from the Petrojarl Varg FPSO unit commencing a new four-year fixed-rate contract extension beginning in the third quarter of 2009; and
•	an increase of $3.0 million from a supplemental efficiency payment from the amendment of the Foinaven FPSO contract;
partially offset by
•
a decrease of $4.4 million, from the decrease in amortization of contract value liabilities relating to FPSO service contracts (as discussed below), which was initially recognized on the date of the acquisition by us of a controlling interest in Teekay Petrojarl.

As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that had terms that were less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for the three months ended March 31, 2010 was $13.1 million (2009 — $17.5 million). Please read Item 1 — Financial Statements: Note 6 — Intangible Assets and In-Process Revenue Contracts.
Vessel Operating Expenses. Vessel operating expenses increased during the three months ended March 31, 2010, compared to the same period last year, primarily due to increases in crew manning costs related to change in crew classifications and wage increases, and partially offset by a decrease in services and repairs due to the timing of certain projects.
Depreciation and Amortization. Depreciation and amortization expense decreased for the three months ended March 31, 2010, compared to the same period last year, primarily due to a reassessment of the residual value of the units in 2010.
Liquefied Gas Segment
Our liquefied gas segment (which includes our Teekay Gas Services business unit) consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. At March 31, 2010, we had one LPG carrier under construction and scheduled for delivery in June 2010. In addition, we have four LNG carriers under construction that are scheduled for delivery between August 2011 and January 2012, and two multi-gas carriers under construction, both of which are scheduled for delivery in 2011. Upon delivery, all of these vessels will commence operation under long-term, fixed-rate time-charters. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies — Vessels Under Construction and Note 11(b) — Commitments and Contingencies — Joint Ventures.

The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Three Months Ended
	March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	62,534	57,583	8.6
Voyage expenses	(27)	292	(109.2)

Net revenues	62,561	57,291	9.2
Vessel operating expenses	11,370	11,787	(3.5)
Depreciation and amortization	15,527	14,598	6.4
General and administrative (1)	4,771	5,158	(7.5)
Restructuring charge	119	2,182	(94.5)

Income from vessel operations	30,774	23,566	30.6

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	1,260	1,005	25.4

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The increase in the average fleet size of our liquefied gas segment was primarily due to the deliveries of one LNG carrier in March 2009 (the Tangguh LNG Delivery) and two new LPG carriers in April 2009 and November 2009 respectively (collectively the LPG Deliveries).
During the three months ended March 31, 2010 one of our LNG carriers, the Arctic Spirit, was off-hire for 90 days, of which approximately 22 days were for a scheduled drydock.
Net Revenues. Net revenues increased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	an increase of $8.8 million due to the commencement of the time-charters from the Tangguh LNG Delivery and the LPG Deliveries;
•	an increase of $1.0 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same period last year; and
•	an increase of $0.2 million due to the Dania Spirit being off-hire for 15 days during 2009 for repairs;
partially offset by
•	a decrease of $5.0 million due to the Arctic Spirit being off-hire for 90 days during the first quarter of 2010.
Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	a decrease of $0.8 million relating to lower crew manning, insurance, and repairs and maintenance costs;
partially offset by
•
an increase of $0.3 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar compared to the same period last year (a portion of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew); and

•	an increase of $0.1 million from the Tangguh LNG Delivery net of initial delivery costs
Depreciation and Amortization. Depreciation and amortization expense increased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	an increase of $0.5 million from the LPG Deliveries; and
•	an increase of $0.4 million relating to amortization of drydock expenditures incurred during the third and fourth quarters of 2009;
partially offset by
•
a decrease of $0.2 million from the commencement of the time-charter contracts for the Tangguh Hiri and Tangguh Sago in January 2009 and May 2009, respectively, which are accounted for as direct financing leases.

Conventional Tankers Segment
Certain of our comparative figures have been reclassified to conform with the presentation adopted in the current period. The reclassification relates to certain operating results on our short-term time-charters and fixed-rate contracts of affreightment between one to three years, which previously were included in our spot tanker sub-segment, but are now being reported in our fixed-rate tanker sub-segment.
a) Fixed-Rate Tanker Sub-Segment
Our fixed-rate tanker segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), includes conventional crude oil and product tankers on long-term, fixed-rate time charters.
The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker sub-segment:

	Three Months Ended
	March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	94,032	93,680	0.4
Voyage expenses	696	1,304	(46.6)

Net revenues	93,336	92,376	1.0
Vessel operating expenses	25,997	22,092	17.7
Time-charter hire expense	15,139	20,110	(24.7)
Depreciation and amortization	19,816	15,653	26.6
General and administrative (1)	8,979	7,516	19.5
Loss on sale of vessels and equipment, net of write-downs	765	—	—
Restructuring charge	106	151	(29.8)

Income from vessel operations	22,534	26,854	(16.1)

Calendar-Ship-Days
Owned Vessels	2,866	2,610	9.8
Chartered-in Vessels	711	830	(14.3)

Total	3,577	3,440	4.0

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in) increased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	the delivery of two new Suezmax tankers in June 2009 (the Suezmax Deliveries);
•	the purchase of a product tanker which commenced a 10-year fixed-rate time-charter to Caltex Australia Petroleum Pty Ltd. during September 2009;
•	the transfer of three Suezmax tankers from the spot tanker sub-segment between September 2009 and November 2009 (the Suezmax Transfers); and
•	the transfer of three Aframax tankers, on a net basis, from the spot tanker sub-segment in 2009 upon commencement of long-term time-charters (the Aframax Transfers);
partially offset by
•	the sale of one product tanker in October 2009 and two Aframax tankers in November 2009 and January 2010 (the Vessel Sales);
•	the transfer of two product tankers to the spot tanker sub-segment in July 2009 and January 2010 (the Product Tanker Transfers); and
•	an overall decrease in the number of in-chartered vessels.
The Aframax Transfers, discussed above, consist of the transfer of three owned vessels and two in-chartered vessels from the spot tanker sub-segment, and the transfer of one owned vessel and one in-chartered vessel to the spot tanker sub-segment. The effect of the transactions are to increase the fixed tanker sub-segment’s net revenues, time-charter expenses, vessel operating expenses, and depreciation and amortization expenses.

Net Revenues. Net revenues increased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	an increase of $8.4 million from the Aframax Transfers;
•	an increase of $7.1 million from the Suezmax Transfers;

•	an increase of $4.2 million from the Suezmax Deliveries; and
•	an increase of $3.1 million from the purchase of a new product tanker;
partially offset by
•	a decrease of $9.3 million from the Vessel Sales;
•	a decrease of $8.4 million from the redelivery of in-chartered vessels to their owners;
•	a decrease of $4.0 million from the Product Tanker Transfers; and
•
a decrease of $0.2 million due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of the capital lease for these vessels, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	an increase of $4.2 million from the Aframax Transfers and Suezmax Transfers;
•	an increase of $1.8 million from the purchase of the new product tanker;
•	an increase of $0.5 million relating to higher crew manning, insurance, and repairs and maintenance costs; and
•	an increase of $0.4 million from the Suezmax Deliveries;
partially offset by
•	a decrease of $2.9 million from the Vessel Sales.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2010, compared to the same period last year, due to a decrease in the number of in-chartered vessel days as vessels were redelivered to their owners.
Depreciation and Amortization. Depreciation and amortization expense increased for the three months ended March 31, 2010, compared to the same period last year, primarily due to the Aframax Transfers, Suezmax Transfers, Suezmax Deliveries, purchase of the new product tanker, and an increase in capitalized drydocking expenditures being amortized, partially offset by the Vessel Sales and Product Tanker Transfers.
b) Spot Tanker Sub-Segment
Our spot tanker segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment.
Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker sub-segment:

	Three Months Ended
	March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2010	2009	% Change

Revenues	120,025	223,497	(46.3)
Voyage expenses	42,578	70,665	(39.7)

Net revenues	77,447	152,832	(49.3)
Vessel operating expenses	25,882	28,668	(9.7)
Time-charter hire expense	30,736	84,540	(63.6)
Depreciation and amortization	18,580	21,271	(12.7)
General and administrative (1)	13,370	12,119	10.3
(Gain) loss on sale of vessels and equipment, net of write-downs	(5)	958	(100.5)
Restructuring charge	3,233	463	598.3

(Loss) income from vessel operations	(14,349)	4,813	(398.1)

Calendar-Ship-Days
Owned Vessels	2,288	2,674	(14.4)
Chartered-in Vessels	1,437	2,872	(50.0)

Total	3,725	5,546	(32.8)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker sub-segment based on estimated use of corporate resources). For further discussion, please read Other Operating Results — General and Administrative Expenses.

The average size of our spot tanker fleet (including vessels chartered-in) decreased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	the sale of two product tankers in May 2009 (the Spot Product Tanker Sales);
•	the transfer of three Suezmax tankers to the fixed-rate tanker sub-segment between September and November 2009 (the Spot Suezmax Transfers);
•	the net transfer of three Aframax tankers to the fixed-rate tanker sub-segment in 2009 (the Spot Aframax Tanker Transfers); and
•	an overall decrease in the number of in-chartered vessels;
partially offset by
•	the delivery of five new Suezmax tankers between January 2009 to December 2009 (the Spot Suezmax Deliveries); and
•	the transfer of two product tankers from the fixed-rate tanker sub-segment in July 2009 and January 2010 (the Product Tanker Transfers).
Tanker Market and TCE Rates
Average spot tanker rates in the first quarter of 2010 were the highest since the first quarter of 2009, primarily driven by strong non-OECD oil demand growth, higher global oil production and limited tanker fleet growth.
China was a major source of tanker demand with crude oil imports averaging 4.6 million barrels per day (or mb/d) in the first quarter of 2010, an increase of 39 percent from the same period in 2009. Global oil supply rose by 0.7 mb/d in the first quarter led predominantly by non-OPEC producers and OPEC Natural Gas Liquids.
The world tanker fleet grew by 5.6 mdwt, or approximately 1.3 percent, in the first quarter of 2010 compared to 12.0 mdwt, or 3.0 percent, in the same period of 2009. Net fleet growth was tempered by the removal of 6.3 mdwt of tanker capacity as the International Maritime Organization (IMO) targeted phase-out of single-hull tankers and higher scrap prices led to an increase in tanker scrapping. The ongoing removal of single-hull tankers from the trading fleet is expected to continue to dampen tanker fleet growth during the remainder of 2010, as illustrated by a further 2.6 mdwt being scrapped in April 2010.
In April 2010, the International Monetary Fund raised its global GDP growth forecast for 2010 from 3.9 percent to 4.2 percent due to the expected recovery in the global economy particularly in emerging and developing countries. As a result, the International Energy Agency has increased its 2010 global oil demand forecast to 86.4 mb/d, which represents a 1.6 mb/d, or 1.9 percent, increase over 2009 and the highest growth rate since 2004. The increase in global oil demand during 2010 is expected to be entirely driven by non-OECD countries, led by China where demand is forecast to grow by a further 8.0 percent.

The following table outlines the TCE rates earned by the vessels in our spot tanker sub-segment for the three months ended March 31, 2010 and 2009, and excludes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot tanker market rates or for speculative purposes.

	Three Months Ended
	March 31, 2010			March 31, 2009
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	29,477	969	30,420	40,277	1,012	39,799
Aframax Tankers	42,192	2,194	19,231	92,855	3,621	25,643
Large/Medium Product Tankers	7,122	495	14,388	19,911	877	22,704

Other (2)	(1,344)			(211)

Totals	77,447	3,658	21,172	152,832	5,510	27,737

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than 1 year.

(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the amortization of in-process revenue contracts and cost of fuel while offhire.
Net Revenues. Net revenues decreased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	a decrease of $36.8 million from decreases in our average spot tanker TCE rate during the three months ended March 31, 2010, compared to the same period last year;
•	a decrease of $25.5 million from a decrease in the number of in-chartered vessels;
•	a decrease of $10.1 million from the Spot Suezmax Transfers;
•	a decrease of $7.4 million from the Spot Aframax Tanker Transfers;
•	a decrease of $5.4 million from the Spot Product Tanker Sales; and
•
a decrease of $0.3 million from a change in the number of days our vessels were off-hire due to regularly scheduled maintenance for the three months ended March 31, 2010, compared to the same period last year;

partially offset by
•	an increase of $8.3 million from the Spot Suezmax Deliveries; and
•	an increase of $1.9 million from the Product Tanker Transfers.
Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	a decrease of $2.2 million from lower crew manning, repairs, maintenance and consumables costs;
•	a decrease of $1.8 million from the Spot Suezmax Transfers;
•	a decrease of $1.2 million from the Spot Product Tanker Sales; and
•	a decrease of $0.9 million from the Spot Aframax Tanker Transfers;
partially offset by
•	an increase of $2.0 million from the Spot Suezmax Deliveries;
•	an increase of $1.4 million from the Product Tanker Transfers.
Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2010, compared to the same period last year, primarily due to the decrease in the number of in-chartered vessels compared to the same period last year.
Depreciation and Amortization. Depreciation and amortization expense decreased for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	a decrease of $2.6 million from the Spot Suezmax Transfers;
•	a decrease of $1.5 million from the Spot Aframax Tanker Transfers; and
•	a decrease of $0.8 million from the Spot Product Tanker Sales;
partially offset by
•	an increase of $2.3 million from the Spot Suezmax Tanker Deliveries.

Restructuring Charges. During the three months ended March 31, 2010, we incurred restructuring charges of $3.2 million primarily relating to costs incurred for certain vessel crew changes.
Other Operating Results
The following table compares our other operating results for the three months ended March 31, 2010 and 2009:

	Three Months Ended
	March 31,
(in thousands of U.S. dollars, except percentages)	2010	2009	% Change

General and administrative	(48,091)	(47,708)	0.8
Interest expense	(32,152)	(43,767)	(26.5)
Interest income	4,274	6,678	(36.0)
Realized and unrealized (losses) gains on non-designated derivative instruments	(87,847)	46,822	(287.6)
Equity (loss) income from joint ventures	(2,666)	11,422	(123.3)
Foreign exchange gain	29,026	11,312	156.6
Loss on bond repurchase	(12,108)	—	—
Other income	2,422	2,658	(8.9)
Income tax recovery (expense)	7,307	(5,868)	(224.5)
General and Administrative. General and administrative expenses increased $0.4 million for the three months ended March 31, 2010, compared to the same period last year, primarily due to:
•	an increase of $2.5 million in compensation for shore-based employees and other personnel expenses primarily due to the weakening of the U.S. dollar against the Canadian dollar;
•	an increase of $0.2 million associated with our equity-based compensation and long-term incentive program for management; and
•	an increase of $0.2 million from timing of travel costs;
partially offset by
•	a net decrease of $1.7 million in unrealized and realized losses on foreign currency forward contracts;
•	a decrease of $0.9 million in corporate-related expenses.
Interest Expense. Interest expense decreased to $32.2 million for the three months ended March 31, 2010, from $43.8 million for the same period last year, primarily due to:
•	a decrease of $13.8 million primarily due to repayments of debt drawn under long-term revolving credit facilities and term loans and decrease in interest rates relating to long-term debt;
•
a decrease of $2.1 million from the scheduled loan payments on the Catalunya Spirit, and scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash); and

•	a decrease of $0.2 million from declining interest rates on our five Suezmax tanker capital lease obligations;
partially offset by
•
a net increase of $4.1 million due to the effect of the public offering of $450 million 8.5% senior unsecured notes due January 2020 and the repurchase of the majority of the 8.875% senior notes due 2011 in January 2010; and

•
an increase of $0.4 million due to the effect on our Euro-denominated debt from the strengthening of the Euro against the U.S. Dollar during three months ended March 31, 2010, compared to the same period last year.

Interest Income. Interest income decreased to $4.3 million for the three months ended March 31, 2010, from $6.7 million for the same period last year, primarily due to:
•	a decrease of $1.8 million due to decreases in LIBOR rates relating to the restricted cash in Teekay Nakilat that is used to fund capital lease payments for the RasGas II LNG Carriers;
•	a decrease of $0.4 million primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits; and
•	a decrease of $0.2 million primarily relating to lower bank account balances.

Realized and unrealized (losses) gains on non-designated derivative instruments. Net realized and unrealized (losses) gains on non-designated derivatives was a loss of $87.8 million for the three months ended March 31, 2010, compared to net realized and unrealized gain on non-designated derivatives of $46.8 million for the same period last year, as detailed in the table below:

	Three Months Ended
	March 31,
(in thousands of U.S. Dollars)	2010	2009

Realized (losses) relating to:
Interest rate swaps	(38,586)	(21,311)
Foreign currency forward contracts	(323)	(5,497)
Bunkers and forward freight agreements (FFAs)	(2,149)	(2,289)

	(41,058)	(29,097)

Unrealized (losses) gains relating to:
Interest rate swaps	(45,806)	62,976
Foreign currency forward contracts	(3,217)	6,751
Bunkers, FFAs and other	2,234	6,192

	(46,789)	75,919

Total realized and unrealized (losses) gains on non-designated derivative instruments	(87,847)	46,822

Foreign Exchange Gain. Foreign currency exchange gain was $29.0 million for the three months ended March 31, 2010, compared to $11.3 million for the same period last year. The changes in our foreign exchange gains was primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Currently, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.
Equity (Loss) Income from Joint Ventures. Equity (loss) income from joint ventures was a loss of $2.7 million for the three months ended March 31, 2010, compared to a gain of $11.4 million for the same period last year. The income or loss was primarily comprised of our share of the Angola LNG Project earnings (losses) and the operations of the four RasGas 3 LNG Carriers. For the three months ended March 31, 2010, $6.1 million of the equity loss relates to our share of unrealized losses on interest rate swaps, compared to unrealized gains on interest rate swaps of $7.8 million included in equity income for the same period last year.
Income Tax Recovery (Expense). Income tax recovery (expense) was a recovery of $7.3 million for the three months ended March 31, 2010, compared to an expense of $5.9 million for the same period last year. The increase to income tax recovery of $13.2 million, was primarily due to an increase in deferred income tax recovery relating to unrealized foreign exchange translation losses.
Other Income. Other income of $2.4 million for the three months ended March 31, 2010, was primarily comprised of leasing income from our volatile organic compound emissions equipment and amortization of certain restructuring gains.
Net Income. As a result of the foregoing factors, net income amounted to $13.9 million for the three months ended March 31, 2010, compared to net income of $104.8 million for the same period last year.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations and our undrawn credit facilities. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, the scheduled repayments of long-term debt, as well as funding our working capital requirements. As at March 31, 2010, our total cash and cash equivalents amounted to $635.4 million, compared to $422.5 million as at December 31, 2009. Our total liquidity, including cash and undrawn credit facilities, was $2.2 billion and $1.9 billion, respectively, as at March 31, 2010 and December 31, 2009.
Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
As at March 31, 2010, we had $242.8 million of scheduled debt repayments and $40.9 million of capital lease obligations coming due within the following twelve months. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash such as cash from operations, will be sufficient to meet our existing liquidity needs for at least the next twelve months.
In March 2010, we signed an agreement with the operator of the Foinaven FPSO unit and Foinaven co-venturers to amend the operating contract for the FPSO unit. As a result of the amended agreement, based on current crude oil values and prices, we expect that the Foinaven FPSO unit would generate incremental operating cash flow of approximately $30 million to $40 million per annum over the anticipated life of the contract period.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. As of March 31, 2010, pre-arranged debt facilities were in place for all of our then remaining capital commitments relating to our portion of new-buildings currently on order. Our pre-arranged new-building debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.
As at March 31, 2010, our revolving credit facilities provided for borrowings of up to $3.5 billion, of which $1.5 billion was undrawn. The amount available under these revolving credit facilities reduces by $186.7 million (remainder of 2010), $239.2 million (2011), $349.2 million (2012), $756.1 million (2013), $770.4 million (2014) and $1.2 billion (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 63 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries.
Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 32 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries. Our unsecured 8.875% Senior Notes are due July 15, 2011. In January 2010, we completed a public offering of $450 million senior unsecured notes due 2020, which bear interest at a rate of 8.5% per year. We used the offering proceeds to repurchase $151.1 million of our outstanding 8.875% Senior Notes due July 15, 2011, $150 million of the proceeds to repay amounts under a term loan and the remainder of the offering proceeds to repay a portion of our outstanding debt under one of our revolving credit facilities.
Among other matters, our long-term debt agreements generally provide for the maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of the loan agreements require that we maintain a minimum level of free cash. As at March 31, 2010, this amount was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt. As at March 31, 2010, this amount was $230.9 million. We were in compliance with all loan covenants at March 31, 2010.
We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros and Norwegian Kroner.
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. With the exception of some of our forward freight agreements, we do not use these financial instruments for trading or speculative purposes. Please read Item 3 — Quantitative and Qualitative Disclosures About Market Risk.
Cash Flows
The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Three Months Ended March 31,
	2010	2009
	($000’s)	($000’s)
Net operating cash flows	94,781	136,832
Net financing cash flows	151,621	(100,518)
Net investing cash flows	(33,551)	(80,029)
Operating Cash Flows
Net cash flow from operating activities decreased to $94.8 million for the three months ended March 31, 2010, from $136.8 million for the three months ended March 31, 2009 primarily due to a decrease in net revenue, partially offset by a decrease in time-charter hire expense. Net cash flow from operating activities depends on the tanker utilization and spot market hire rates, changes in interest rates, fluctuations in working capital balances, timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. The number of vessel drydockings tends to vary each year.
Financing Cash Flows
During the three months ended March 31, 2010, our net proceeds from long-term debt net of debt issuance costs were $761.7 million. Our repayments and prepayments of long-term debt were $649.1 million during the three months ended March 31, 2010. The net proceeds from long-term debt were used to finance our expenditures for vessels and equipment, which are explained in more detail below.

During March 2010, Teekay Offshore completed a public offering of 4.4 million common units at a price of $19.48 per unit, for gross proceeds of $87.5 million (including the general partner’s $1.7 million proportionate capital contribution). The underwriters concurrently exercised their over-allotment option to purchase an additional 660,000 units, providing additional gross proceeds of $13.1 million (including the general partner’s $0.3 million proportionate capital contribution). Please read Item 1 — Financial Statements: Note 5 — Equity Offerings by Subsidiaries.
During April 2010, Teekay Tankers completed a public offering of 7.7 million common shares at a price of $12.25 per share, for gross proceeds of $94.3 million. The underwriters partially exercised their over-allotment option and purchased an additional 1,079,500 common shares, for additional gross proceeds of $13.2 million. Teekay Tankers issued to us 2.6 million of unregistered common shares valued on a per-share basis at the public offering price of $12.25. Please read Item 1 — Financial Statements: Note 20 — Subsequent Events.
There were no common stock repurchases during the three months ended March 31, 2010.
Distributions from subsidiaries to non-controlling interests during the three months ended March 31, 2010, were $33.1 million.
Dividends paid during the three months ended March 31, 2010 were $23.0 million (2009 — $22.9 million) or $0.31625 per share (2009 — $0.31625). We have paid a quarterly dividend since 1995. Subject to financial results and declaration by the Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock.
Investing Cash Flows
During the three months ended March 31, 2010, we:
•
incurred capital expenditures for vessels and equipment of $44.7 million primarily for capitalized vessel modifications and shipyard construction installment payments on our new-building shuttle tankers and LPG carriers; and

•	received net proceeds of $10.0 million from the sale of one Aframax tanker.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2010:

		Remainder of
In millions of U.S. Dollars	Total	2010	2011 and 2012	2013 and 2014	Beyond 2014

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,144.8	196.2	608.8	1,318.9	2,020.9
Chartered-in vessels (operating leases)	626.4	221.1	271.6	90.9	42.8
Commitments under capital leases (2)	215.6	17.7	197.9	—	—
Commitments under capital leases (3)	1,043.3	18.0	48.0	48.0	929.3
Commitments under operating leases (4)	476.5	18.8	50.1	50.2	357.4
Newbuilding installments (5) (6)	667.8	284.8	383.0	—	—
Asset retirement obligation	21.2	—	—	—	21.2

Total U.S. Dollar-denominated obligations	7,195.6	756.6	1,559.4	1,508.0	3,371.6

Euro-Denominated Obligations: (7)
Long-term debt (8)	386.1	9.3	221.4	15.3	140.1
Commitments under capital leases (2) (9)	124.0	36.4	87.6	—	—

Total Euro-denominated obligations	510.1	45.7	309.0	15.3	140.1

Total	7,705.7	802.3	1,868.4	1,523.3	3,511.7

(1)
Excludes expected interest payments of $73.2 million (remainder of 2010), $180.6 million (2011 and 2012), $145.3 million (2013 and 2014) and $284.6 million (beyond 2014). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 3.25% at March 31, 2010 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur in 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $31.7 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 — Financial Statements: Note 9 — Capital Lease Obligations and Restricted Cash.

(3)	Existing restricted cash deposits of $478.6 million, together with the interest earned on the deposits, will be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive $440.8 million for these leases from 2010 to 2029.

(5)
Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for three LPG carriers and four shuttle tankers as of March 31, 2010. Please read Item 1 — Financial Statements: Note 11(a) — Commitments and Contingencies — Vessels Under Construction.

(6)
We also have a 33% interest in a consortium that has entered into agreements for the construction of four LNG carriers. As at March 31, 2010, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $724.8 million of which our share is $239.2 million. Please read Item 1 — Financial Statements: Note 11(b) — Commitments and Contingencies — Joint Ventures.

(7)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as at March 31, 2010.

(8)
Excludes expected interest payments of $2.9 million (remainder of 2010), $6.4 million (2011 and 2012), $3.0 million (2013 and 2014) and $8.4 million (beyond 2014). Expected interest payments are based on EURIBOR at March 31, 2010, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2010. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(9)
Existing restricted cash deposits of $115.4 million, together with the interest earned on these deposits, will be expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are described in Item 5 — “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009.
Goodwill
As of March 31, 2010, we had four reporting units with goodwill attributable to them. During the third quarter of 2009, we determined there were indicators of impairment present within our shuttle tanker reporting unit. Consequently, an interim goodwill impairment test was conducted on this reporting unit. This interim goodwill impairment test determined that the fair value of the reporting unit exceeded its carrying value by approximately 75%. As of March 31, 2010, the carrying value of goodwill for this reporting unit was $130.9 million. Key assumptions that impact the fair value of this reporting unit include our ability to do the following: maintain or improve the utilization of its vessels; redeploy existing vessels on the expiry of their current charters; control or reduce operating expenses, pass on operating cost increases to its customers in the form of higher charter rates; and continue to grow the business. Other key assumptions include the operating life of our vessels, its cost of capital, the volume of production from certain offshore oil fields, and the fair value of its credit facilities. If actual future results are less favorable than expected results, in one or more of these key assumptions, a goodwill impairment may occur.
As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to our other three reporting units with goodwill attributable to them might be impaired within the next year.
However, certain factors that impact our goodwill impairment tests are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements.”
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2010, contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates;
•	the impact of the Foinaven amended contract on our future operating results;
•	the sufficiency of working capital for short-term liquidity requirements;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	delivery dates of and financing for new-buildings, and the commencement of service of new-buildings under long-term time-charter contracts;
•	potential new-building order cancellations;

•	construction and delivery delays in the tanker industry generally;
•	the future valuation of goodwill;
•	our compliance with covenants under our credit facilities;
•	our hedging activities relating to foreign exchange and interest rate risks;
•	the adequacy of restricted cash deposits to fund capital lease obligations;
•	the effectiveness of our risk management policies and procedures and the ability of the counter-parties to our derivative contracts to fulfill their contractual obligations;
•	the condition of financial and economic markets, including the recent credit crisis, interest rate volatility and the availability and cost of capital; and
•	the growth of global oil demand.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in the demand for offshore oil transportation, processing and storage services; changes in demand for LNG and LPG; greater or less than anticipated levels of vessel new-building orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in volumes of oil purchased under the Foinaven contract and the related price of oil; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to foreign currency exchange, interest rate and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2009. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
MARCH 31, 2010
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk. Please read Item 1 — Financial Statements: Note 16 — Derivative Instruments and Hedging Activities.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Singapore Dollar, Canadian Dollar, Australian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner.
We reduce our exposure by entering into foreign currency forward contracts. In most cases we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.
As at March 31, 2010, we had the following foreign currency forward contracts:

	Expected Maturity Date
	Remainder of				Total
	2010	2011	2012	Total	Fair value(1)
	Contract	Contract	Contract	Contract	Asset
	Amount(1)	Amount(1)	Amount(1)	Amount(1)	(Liability)
Norwegian Kroner:	$121.8	$73.6	$18.1	$213.5	$3.7
Average contractual exchange rate(2)	6.19	5.99	6.15	6.12
Euro:	$49.0	$33.5	$5.9	$88.4	$(3.6)
Average contractual exchange rate(2)	0.70	0.72	0.74	0.71
Canadian Dollar:	$31.9	$6.7	—	$38.6	$3.2
Average contractual exchange rate(2)	1.11	1.07	—	1.10
British Pounds:	$39.6	$24.0	$4.1	$67.7	$(2.0)
Average contractual exchange rate(2)	0.64	0.64	0.67	0.64

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at March 31, 2010, we had Euro-denominated term loans of 285.8 million Euros ($386.1 million) included in long-term debt and Norwegian Kroner-denominated deferred income taxes of approximately 18.6 million ($3.1 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our exposure to fluctuations in the Euro will not increase in the future.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2010, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

								Fair
	Expected Maturity Date							Value
	Balance							Asset /	Rate
	of 2010	2011	2012	2013	2014	Thereafter	Total	(Liability)	(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	160.2	253.5	233.7	401.9	821.0	1,311.8	3,182.1	(2,899.9)	1.1%
Variable Rate (Euro) (3) (4)	9.3	13.1	208.3	7.4	7.9	140.1	386.1	(348.7)	1.0%

Fixed-Rate Debt ($U.S.)	36.0	73.6	48.0	48.0	48.0	709.2	962.8	(960.0)	6.8%
Average Interest Rate	5.2%	6.4%	5.2%	5.2%	5.2%	7.3%	6.8%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	7.2	185.5	—	—	—	—	192.7	(192.7)	7.4%
Average Interest Rate (8)	7.5%	7.4%	—	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6)(9)(10)	252.1	170.3	276.3	82.5	96.4	2,744.8	3,622.4	(373.4)	4.8%
Average Fixed Pay Rate (2)	4.2%	3.5%	3.1%	4.9%	4.8%	6.0%	4.8%
Contract Amount (Euro) (4)	9.3	13.1	208.3	7.4	7.9	140.1	386.1	(19.2)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which as of March 31, 2010, ranged from 0.3% to 3.25%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2010.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 84.3 million Euros ($114.0 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at March 31, 2010, this amount was 85.4 million Euros ($115.4 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 9 — Capital Lease Obligations and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at March 31, 2010, totaled $478.6 million, and the lease obligations, which as at March 31, 2010, totaled $470.3 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2010, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $450.3 million and $473.1 million, ($40.7) million and $40.1 million, and 4.9% and 4.8% respectively.

(7)
The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable (see Item 1 — Financial Statements: Note 9 — Capital Lease Obligations and Restricted Cash).

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes interest rate swaps of $200.0 million that commence in 2011.

Commodity Price Risk
From time to time we use bunker fuel swap contracts as economic hedges to protect against changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. As at March 31, 2010, we were committed to contracts totaling 40,905 metric tonnes with a weighted-average price of $455.65 per tonne and a fair value asset of $0.5 million. The fuel swap contracts expire between April 2010 and December 2010.
Spot Tanker Market Rate Risk
We use forward freight agreements (or FFAs) as economic hedges to protect against changes in spot tanker market rates earned by some of our vessels in our spot tanker segment. FFAs involve contracts to move a theoretical volume of freight at fixed-rates. As at March 31, 2010, the FFAs had an aggregate notional value of $35.2 million, which is an aggregate of both long and short positions, and a net fair value asset of $2.8 million. The FFAs expire between April 2010 and December 2010.
We use FFAs in speculative transactions to increase or decrease our exposure to spot tanker market rates within strictly defined limits. Historically, we have used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decrease this exposure. We believe that we can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at March 31, 2010, we were not committed to any speculative related FFAs.

TEEKAY CORPORATION AND SUBSIDIARIES
MARCH 31, 2010
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the risk factors below and other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, which could materially affect our business, financial condition or results of operations.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: June 14, 2010	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)